Exhibit 2
                                                                       ---------



For Immediate Release                                           31 December 2007




                              WPP Group plc ("WPP")



WPP has been notified that on 28th December 2007 Mr Mark Read, an executive director of the Company, purchased 220 shares at a price of (pound)6.435 per share. Mr Read's resultant holding in WPP is now 28,442 shares, representing 0.002% of the issued share capital of the Company.


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com